UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

OSG AMERICA L.P.

(Name of Subject Company (Issuer))

OSG BULK SHIPS, INC.
(Offeror)
a wholly owned subsidiary of

OVERSEAS SHIPHOLDING GROUP, INC.,

(Names of Filing Persons)

Common Units representing limited partner interests
(Title of Class of Securities)

671028108
(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel & Secretary
Overseas Shipholding Group, Inc.
666 Third Avenue, New York, New York 10017
(212) 953-4100
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gary L. Sellers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
(212) 455-2695

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,791,676.50	$4,005.98

(1)                                                The transaction valuation is estimated solely for purposes of calculating the fee only. The calculation assumes the purchase of all of the issued and outstanding common units of OSG America L.P. not beneficially owned by Overseas Shipholding Group, Inc. at a purchase price of $10.25 per unit in cash. Accordingly, the calculation assumes the purchase of 7,004,066 common units.

(2)                                                The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,005.98	Filing Parties: Overseas Shipholding Group, Inc., OSG Bulk Ships, Inc.

Form or Registration No.: Schedule TO-T	Date Filed: November 5, 2009

☐                                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                                third-party tender offer subject to Rule 14d-1

☐                                                  issuer tender offer subject to Rule 13e-4

☒                                                going-private transaction subject to Rule 13e-3

☐                                                  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on November 5, 2009 (as amended and supplemented, this “Schedule TO”) by Overseas Shipholding Group, Inc., a Delaware Corporation (“Parent”), and OSG Bulk Ships, Inc., a New York corporation (“OSG Bulk” and, together with Parent, “OSG”).  This Schedule TO relates to the offer by OSG Bulk to purchase common units (“Units”) of OSG America L.P., a Delaware limited partnership (the “Partnership”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

All capitalized terms used but not defined in this Schedule TO have the meanings ascribed to them in the Offer to Purchase.

The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 1 through 9, 11 and 13.

The Offer expired at 11:59 p.m., New York City time, on December 4, 2009. According to BNY Mellon Shareholder Services, the Depositary for the Offer, a total of approximately 5,656,757 Units were validly tendered in the Offer, including approximately 4,300 Units subject to guaranteed delivery.  OSG Bulk has accepted for payment all Units that were validly tendered in the Offer and has made payment to the Depositary for the accepted Units in accordance with the terms of the Offer.

The number of Units tendered pursuant to the Offer satisfies the non-waivable condition that more than 4,003,166 Units be validly tendered, such that OSG owns more than 80% of the outstanding Units, and OSG will exercise its right pursuant to Section 15.01 of the amended and restated limited partnership agreement of the Partnership (the “Partnership Agreement”) to purchase all of the remaining Units that were not tendered in the Offer and remain outstanding on December 17, 2009 (the “Repurchase Right”).  OSG will mail to each Unitholder of record who did not tender its Units in the Offer a notice of its election to purchase such Units pursuant to Section 15.01(b) of the Partnership Agreement, and such holder will receive, for each Unit, the price paid by OSG Bulk for the Units in the Offer.

On December 7, 2009, OSG issued a press release to announce that OSG Bulk has also commenced a subsequent offering period to purchase all Units that continue to remain outstanding.  The subsequent offering period will expire at 5:00 p.m. on December 16, 2009.  During the subsequent offering period, OSG Bulk will immediately accept for payment and promptly pay for all validly tendered Units as such Units are tendered.  Unitholders who validly tender during the subsequent offering period will receive, for each Unit, the same price paid by OSG Bulk for the Units during the initial offering period.  OSG does not intend to further extend the deadline for tendering units and will consummate the Repurchase Right on December 17, 2009.

The procedures for tendering Units during the subsequent offering period will be the same as during the initial offering period, including that Unitholders may use the same Letter of Transmittal and Notice of Guaranteed Delivery that was applicable during the initial offering period.  Pursuant to rule 14d-7(a)(2) under the Securities Exchange Act, as amended, Units tendered during the subsequent offering period may not be withdrawn.

Upon expiration of the subsequent offering period and consummation of the Repurchase Right, OSG will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests.  In addition, the Units will cease to be listed on the New York Stock Exchange or publicly traded.

Item 12.    Exhibits

(a)(1)(x) Press Release Issued by Overseas Shipholding Group, Inc. on December 7, 2009.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2009

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ MYLES R. ITKIN
Name:	Myles R. Itkin
Title:	Executive Vice President

OSG BULK SHIPS, INC.

By:	/s/ MYLES R. ITKIN
Name:	Myles R. Itkin
Title:	Senior Vice President